Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the inclusion in this Post-Effective Amendment No. 1 to the Registration Statement on Form S-1 and related prospectus of our report dated June 17, 2022, with respect to the carve-out consolidated financial statements, before the effects of the adjustments to retrospectively apply the reverse recapitalization described in Note 1, of Peak Bio Co., Ltd. as of December 31, 2021 and for the year then ended (which report includes explanatory paragraphs regarding the existence of substantial doubt about the Company’s ability to continue as a going concern and the carve-out financial statements), and to the reference to us under the heading “Experts” in the prospectus which is part of this Registration Statement.

/s/ Mayer Hoffman McCann P.C.

San Diego, California

July 24, 2023